UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fate Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

31189P102

(CUSIP Number)

Mark McDonnell
ARCH Venture Corporation
8725 W. Higgins Road Suite 290
Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 31189P102	13D	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,473,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,473,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,473,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 31189P102	13D	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,473,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,473,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,473,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 31189P102	13D	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,473,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,473,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,473,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 31189P102	13D	Page 5 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,473,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,473,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,473,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 31189P102	13D	Page 6 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,473,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,473,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,473,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 31189P102	13D	Page 7 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,473,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,473,188
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,473,188
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 31189P102	13D	Page 8 of 12 pages

Item 1.            Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to the statement filed on Schedule 13D filed on October 15, 2013 relating to the Common Stock, $0.001 par value per share (the “Common Stock”), of Fate Therapeutics, Inc. (the “Issuer”) having its principal executive office at 3535 General Atomics Court, Suite 200, San Diego, California, 92121(the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”) amends the Original 13D as set forth herein.

Certain terms used but not defined in this Amendment No. 1 shall have the meanings assigned thereto in the Original 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D.

Item 2.            Identity and Background.

(a)
This statement is being filed by: (1) ARCH Venture Fund VI, L.P. (“ARCH Venture Fund VI”), (2) ARCH Venture Partners VI, L.P. (“AVP VI LP”), which is the sole general partner of ARCH Venture Fund VI, (3) ARCH Venture Partners VI, LLC (“AVP VI LLC”), which is the sole general partner of AVP VI LP, (4) Clinton Bybee (“Bybee”), (5) Keith Crandell (“Crandell”), and (6) Robert Nelsen (“Nelsen” and, together with Bybee and Crandell, collectively, the “Managing Directors” and each individually, a “Managing Director”).  Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8725 West Higgins Road, Suite 290, Chicago, IL, 60631.

(c)
The principal business of ARCH Venture Fund VI is to invest and assist in developmental and emerging businesses located principally in the United States.  The principal business of AVP VI LP is to act as the general partner of ARCH Venture Fund VI.  The principal business of AVP VI LLC is to act as the general partner of AVP VI LP.  The principal business of each of the Managing Directors is to act as managing directors of AVP VI LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of ARCH Venture Fund VI and AVP VI LP is a Delaware limited partnership. AVP VI LLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

On October 31, 2012, ARCH Venture Fund VI purchased 256,798 shares of Series C Preferred Stock of the Issuer at a purchase price of $6.50 per share.  On June 24, 2013, ARCH Venture Fund VI

CUSIP NO. 31189P102	13D	Page 9 of 12 pages

invested $766,403 in the form of a convertible note with the Issuer.  The convertible note and interest converted into Common Stock of the Issuer at $6.00 per share (which was the IPO price) on October 4, 2013.  On October 4, 2013, ARCH Venture Fund VI purchased 833,333 shares of Common Stock at a purchase price of $6.00 per share.  The number of shares reflects a 6.5 to 1 reverse stock split effective immediately prior to the closing of the initial public offering of the Issuer.  Each of the shares of Series C Preferred Stock converted into shares of Common Stock at the closing of the Issuer’s initial public offering.

The working capital of ARCH Venture Fund VI was the source of the funds for the purchase.  No part of the purchase price paid by this entity was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by ARCH Venture Fund VI for securities purchased in the above-listed transactions is as follows:

ARCH Venture Fund VI:                                                      $7,439,871.00

On May 20, 2015, the Issuer sold six million shares of Common Stock in a follow-on public offering.  As a result of the issuance of additional shares, the ownership percentage of each Reporting Person has changed, as set forth in line 13 of the cover sheets.

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)	ARCH Venture Fund VI is the record owner of 2,473,188 shares of Common Stock (the “Record Shares”).

(b)
AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the Record Shares.  AVP VI LLC, as the sole general partner of AVP VI LP, may be deemed to beneficially own the Record Shares.

In addition, each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 27,637,217 shares of Common Stock reported by the Issuer to be outstanding as of May 20, 2015 in the Issuer’s prospectus Form 424B5 filed with the Securities and Exchange Commission on May 21, 2015.

(c)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

CUSIP NO. 31189P102	13D	Page 10 of 12 pages

(d)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(f)	Not applicable

Item 7.            Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

CUSIP NO. 31189P102	13D	Page 11 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          June 11, 2015

ARCH VENTURE FUND VI, L.P.

By:     ARCH Venture Partners VI, L.P.
its General Partner

By:     ARCH Venture Partners VI, LLC
its General Partner

    By:                          *
    Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:  ARCH Venture Partners VI, LLC
         its General Partner

         By:                             *
  Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                      *
Managing Director

                           *
Clinton Bybee

                           *
Keith Crandell

                           *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

* This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Fate Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 30, 2013 and incorporated herein in its entirety by reference.

CUSIP NO. 31189P102	13D	Page 12 of 12 pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Fate Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:          June 11, 2015

ARCH VENTURE FUND VI, L.P.

By:     ARCH Venture Partners VI, L.P.
its General Partner

By:     ARCH Venture Partners VI, LLC
its General Partner

    By:                          *
    Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:  ARCH Venture Partners VI, LLC
         its General Partner

         By:                             *
  Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:                      *
Managing Director

                           *
Clinton Bybee

                           *
Keith Crandell

                           *
Robert Nelsen

* By:  /s/ Mark McDonnell
           Mark McDonnell as Attorney-in-Fact

* This Agreement was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Fate Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 30, 2013 and incorporated herein in its entirety by reference.